ITEM 77M
MERGERS

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14 (SEC File No. 2-91090) was filed on November 9, 2001. This filing relates to an Agreement and Plan of Reorganization between Federated Large Cap Tech Fund, a portfolio of Federated Equity Funds and Federated Communictions Technology Fund, a portfolio of Federated Equity Funds, whereby Federated Communications Technology Fund acquired all of the assets of Federated Larg Cap Tech Fund in exchange for Federated Communications Technology Fund Class A, Class B and Class C Shares to be distributed pro rata by Federated Large Cap Tech Fund to its shareholders in complete liquidation and termination. As a result, effective December 21, 2001, each shareholder of Federated Large Cap Tech Fund became the owner of Federated Communications Technogoly Fund Class A, Class B and Class C Shares having a total net asset value equal to the total net asset value of his or her holdings in Federated Large Cap Tech Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of Federated Large Cap Tech Fund to Federated Communications Technology Fund was approved by the Board of Trustees at their Regular Meeting held on October 25, 2001 and was also approved by shareholders at a Special Meeting of Shareholders of the Federated Equity Funds held on December 20, 2001.



The Agreement and Plan or Reorganization concerning this acquisition is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed on November 9, 2001.